Exhibit 99.2

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

APPOINTMENT OF CHIEF FINANCIAL OFFICER

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that Mr. Chai Shouping (“Mr. Chai”) has been appointed as the chief financial officer of the Company with effect from 25 January 2017.

Mr. Chai Shouping, aged 55, is currently the general manager of finance department of the Company. Mr. Chai is a professor-level senior accountant and holds a master’s degree. He has 25 years of working experience in financial operation and management of China’s oil and petrochemical industry. From April 2002, he served as a deputy general manager of finance department of the Company. From September 2012, he served as the chief accountant of China National Oil and Gas Exploration and Development Corporation (overseas exploration and development branch), a deputy general manager and chief financial officer of CNPC Exploration and Development Company Limited and the chief financial officer of PetroChina International Investment Company Limited. From March 2013, he served as the general manager of finance department of the Company.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

25 January 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Xu Wenrong, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen and Mr. Liu Hongbin as non-executive directors; Mr. Zhao Zhengzhang as executive director; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.